Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 8 DATED OCTOBER 6, 2020
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020, Supplement No. 2 dated May 21, 2020, Supplement No. 3 dated June 2, 2020, Supplement No. 4 dated July 8, 2020, Supplement No. 5 dated August 5, 2020, Supplement No. 6 dated August 18, 2020 and Supplement No. 7 dated September 2, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of September 2020;
•the limit on redemptions pursuant to our share redemption plan for the fourth quarter of 2020; and
•updates on the impact of COVID-19 on our operations.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T and Class D shares of our common stock on each business day for the month of September 2020. There were no Class N, Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*
September 1, 2020	$14.16	$14.24	$14.19	$14.22
September 2, 2020	$14.17	$14.26	$14.21	$14.24
September 3, 2020	$14.27	$14.35	$14.30	$14.33
September 4, 2020	$14.26	$14.34	$14.29	$14.32
September 8, 2020	$14.24	$14.32	$14.27	$14.30
September 9, 2020	$14.25	$14.33	$14.29	$14.32
September 10, 2020	$14.23	$14.32	$14.27	$14.30
September 11, 2020	$14.23	$14.31	$14.26	$14.29
September 14, 2020	$14.26	$14.34	$14.29	$14.32
September 15, 2020	$14.27	$14.35	$14.30	$14.33
September 16, 2020	$14.27	$14.35	$14.30	$14.34
September 17, 2020	$14.25	$14.33	$14.28	$14.32
September 18, 2020	$14.22	$14.31	$14.26	$14.29
September 21, 2020	$14.19	$14.27	$14.22	$14.25
September 22, 2020	$14.27	$14.36	$14.31	$14.34
September 23, 2020	$14.23	$14.32	$14.27	$14.30
September 24, 2020	$14.24	$14.32	$14.27	$14.30
September 25, 2020	$14.27	$14.36	$14.31	$14.34
September 28, 2020	$14.31	$14.39	$14.34	$14.38
September 29, 2020	$14.30	$14.38	$14.33	$14.36
September 30, 2020	$14.30	$14.38	$14.33	$14.36
*Class D shares are currently being offered pursuant to a private placement offering.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Share Redemption Plan Limit

For the quarter ended December 31, 2020, the limit for redemptions pursuant to our share redemption plan is $18,547,379.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. We are closely monitoring the impact of the coronavirus pandemic on all aspects of our investments and operations, including how it will impact our tenants and business partners. While we have not incurred significant disruptions in our operations from the coronavirus since it began in mid-March 2020, the extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of government stimulus, new information that may emerge concerning the severity of the coronavirus, and actions taken by federal, state and local agencies as well as the general public to contain the coronavirus or treat its impact, among others. During September 2020, our NAV per share increased approximately 1.0% for each share class. This increase was primarily a result of the 0.73% increase in the value of our real estate property portfolio (net of capital expenditures) while our real estate equity securities portfolio decreased approximately 3.3% for the month.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of certain of our properties have been adjusted downward since late March 2020 as determined by our independent valuation advisor or other independent appraisers. These valuation changes were driven by changing property cash flows based on our collections, increased projected credit losses, extended lease-up times for currently vacant spaces, increased discount rates and reduced market rent growth rates. Offsetting these declines, certain of our properties have recovered in value or have increased in value since mid-March due to revisions to market rents and discount rates based on recent activity at the properties or in the local market, or to new leasing activity at the property or reduced collection loss assumptions based on recent collection activity. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely expected to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

As the economy progresses through the phased re-opening, we have continued to seek and collect unpaid rents. Updated collection information for second and third quarters of 2020 is presented below, along with collection information for July, August and September 2020.

For our entire property portfolio, we collected approximately 94% of our contractual rental revenues for second quarter 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 97% collected
•Industrial – 100% occupied and 100% collected

•Retail – 99% occupied and 84% collected
•Apartment – 100% occupied and 99% collected

For our entire property portfolio, we collected approximately 99% of our contractual rental revenues for third quarter 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 99% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 98% collected
•Apartment – 100% occupied and 100% collected

For our entire property portfolio, we collected approximately 98% of our contractual rental revenues for the month of July 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 96% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 98% collected
•Apartment – 100% occupied and 100% collected

For our entire property portfolio, we collected approximately 99% of our contractual rental revenues for the month of August 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 100% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 98% collected
•Apartment – 100% occupied and 99% collected

For our entire property portfolio, we collected approximately 99% of our contractual rental revenues for the month of September 2020, detailed across our property sectors as follows:

•Office – 93% occupied and 100% collected
•Industrial – 100% occupied and 100% collected
•Retail – 99% occupied and 98% collected
•Apartment – 100% occupied and 100% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of September 30, 2020 our weighted average remaining lease term for our commercial properties was 5.0 years. Our apartment property is a student housing property located just off the University of Georgia campus in Athens, Georgia. This asset is 100% leased for the school year which began in August 2020, and at higher average rents than those of the prior school year. We obtain parental guarantees on each student lease. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. Through September 30, 2020, we entered into agreements with five of our tenants that included abatement of rent amounting to approximately 0.1% of the annual contractual rent for the entire property portfolio, and deferral of rent amounting to approximately 1.0% of the annual contractual rent for the entire property portfolio. Such deferred rent is scheduled to be fully paid within the next 12 months.